Portage Fintech Acquisition Corporation
280 Park Avenue, 3rd Floor
New York, NY 10017

June 17, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Timothy Collins and Laura Nicholson

Re:	Portage Fintech Acquisition Corporation Draft Registration Statement on Form S-1

Submitted April 6, 2021

CIK No. 0001853580

Ladies and Gentlemen:

This letter sets forth responses of Portage Fintech Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 3, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has filed the Registration Statement with revisions in response to the Staff’s comments.

Draft Registration Statement on Form S-1 Submitted April 6, 2021

Summary

Our Company, page 2

1.	Staff’s comment: We note your disclosure that your sponsor is an “ecosystem partner” of Portage Ventures. Please describe the meaning of “ecosystem partner” in this context.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 2 and 85 to remove the term “ecosystem partner” and clarify that the Company is affiliated with Portage Ventures.

Management, page 114

2.	Staff’s comment: We note your disclosure that you expect to reimburse your sponsor for the compensation expenses related to three individuals dedicated to the SPAC in an amount equal to $900,000 per year, in the aggregate, for services rendered to you. We also note your disclosure that this includes $450,000 per year to your chief financial officer. We note that these payments are atypical in comparison to other blank check companies. Please revise to highlight this fact, and provide additional detail regarding the services that these individuals are required to provide. Clarify whether your chief financial officer will also be eligible for the reimbursement of any out-of-pocket expenses incurred in connection with activities on your behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, please file any related services agreement with your chief financial officer as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 31 and 117 to highlight that the reimbursement arrangement is atypical in comparison to other blank check companies and to provide additional detail regarding the services that these individuals are required to provide. As provided in the Registration Statement, the Company advises and confirms for the Staff that the chief financial officer will be eligible for reimbursement of out-of-pocket expenses incurred in connection with activities on the Company’s behalf. The terms of the reimbursement arrangements are set forth in the form of administrative services and reimbursement agreement filed as Exhibit 10.5 to the Registration Statement, and there is no other related services agreement.

Principal Shareholders, page 125

3.	Staff’s comment: Please expand the disclosure in footnote (3) to identify the natural persons who serve as directors of PFTA GP.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 125 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Debbie Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Adam Felesky
Adam Felesky

Via E-mail:

cc:	Debbie Yee

Kirkland & Ellis LLP